UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2018

Energen Corporation

(Exact name of registrant as specified in its charter)

Alabama

(State or other

jurisdiction of incorporation)

1-7810	63-0757759
(Commission File Number)	(I.R.S. Employer Identification No.)

605 Richard Arrington Jr. Boulevard North, Birmingham, Alabama	35203-2707
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (205) 326-2700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On August 14, 2018, Energen Corporation (“Energen”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diamondback Energy, Inc. (“Diamondback”) and Sidewinder Merger Sub Inc., a wholly owned subsidiary of Diamondback (“Merger Sub”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (1) Merger Sub will be merged with and into Energen (the “Merger”), with Energen surviving and continuing as the surviving corporation in the Merger, and, (2) at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of Energen (other than shares held in treasury by Energen, shares owned by Diamondback or Merger Sub or shares with respect to which dissenters’ rights have been validly exercised in accordance with Alabama law) will be converted into the right to receive 0.6442 of a share of common stock of Diamondback, plus cash in lieu of any fractional shares that otherwise would have been issued (the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, (1) each outstanding Energen stock option and stock appreciation right in respect of Energen common stock will convert into a stock option and stock appreciation right of equivalent value relating to shares of Diamondback common stock on the terms set forth in the Merger Agreement, (2) each outstanding Energen performance share award with a performance period that is scheduled to terminate on December 31, 2018 will vest immediately prior to the Effective Time and convert into the Merger Consideration with respect to each share subject to such award and (3) each outstanding Energen time-vesting restricted stock unit award and (other than as provided in clause (2)) performance share award will convert into a time-vesting Diamondback restricted stock unit award of equivalent value on the terms set forth in the Merger Agreement. Performance goals applicable to Energen performance share awards will be deemed satisfied at the greater of target and actual performance as of the Effective Time.

The board of directors of Energen has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Energen and its shareholders, (2) adopted and approved the Merger Agreement and the transactions contemplated hereby, (3) directed that the Merger Agreement be submitted to Energen’s shareholders for approval and (4) resolved to recommend the approval of the Merger Agreement by Energen shareholders, who will be asked to vote on the approval of the Merger Agreement at a special shareholders meeting.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approvals from Energen shareholders and Diamondback stockholders, (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, as amended (the “HSR Act”), (3) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (4) the effectiveness of the registration statement on Form S-4 to be filed by Diamondback pursuant to which the shares of Diamondback common stock to be issued in connection with the merger are registered with the Securities and Exchange Commission (the “SEC”), (5) the authorization for listing of Diamondback common stock to be issued in connection with the merger on the NASDAQ and (6) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. tax code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement contains customary representations and warranties of Diamondback and Energen relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Diamondback and Energen, including covenants relating to conducting their respective businesses in the ordinary course and refraining from taking certain actions without the other party’s consent. Diamondback and Energen also agreed to use their respective reasonable best efforts to cause the Merger to be consummated and to obtain expiration or termination of the waiting period under the HSR Act, subject to certain exceptions, including that Diamondback is not required to take any action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of the combined company from and after the closing.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Diamondback and Energen will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Diamondback is required to call a meeting of its stockholders to approve the issuance of Diamondback common stock in connection with the merger (the “Diamondback Stock Issuance”) and, subject to certain exceptions, to recommend that its stockholders approve the Diamondback Stock Issuance. Energen is required to call a meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement.

The Merger Agreement contains termination rights for each of Diamondback and Energen, including, among others, (1) if the consummation of the Merger does not occur on or before March 31, 2019, subject to extension to June 30, 2019 for the sole purpose of obtaining regulatory clearances and (2) subject to certain conditions, if such party wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Parent Superior Proposal or a Company Superior Proposal (in each case, as such term is defined in the Merger Agreement), as applicable. Upon termination of the Merger Agreement under specified circumstances, including the termination by Energen in the event of a change of recommendation by Diamondback board of directors or by Diamondback to enter into an agreement providing for a Parent Superior Proposal (as such term is defined in the Merger Agreement), Diamondback would be required to pay Energen a termination fee of $400 million. In addition, upon termination of the Merger Agreement under specified circumstances, including the termination by Diamondback in the event of a change of recommendation by the Energen board of directors or by Energen to enter into an agreement providing for a Company Superior Proposal (as such term is defined in the Merger Agreement), Energen would be required to pay Diamondback a termination fee of $250 million. In addition, if the Merger Agreement is terminated because of a failure of Energen’s shareholders or Diamondback’s stockholders to approve the proposals required to complete the Merger, Energen and Diamondback, as applicable, may be required to reimburse the other party for its actual transaction expenses in an amount not to exceed $40 million, in the case of Energen’s expenses, and $25 million, in the case of Diamondback’s expenses. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Energen. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Energen’s public disclosures.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 14, 2018, Energen entered into amendments to the severance compensation agreements with its named executive officers, James T. McManus, II, Charles W. Porter, Jr., John S. Richardson and David A Godsey. The amendments expand the geographic scope of the noncompetition covenant included in such agreements to include acreage subject to a mineral interest, leasehold interest or unit of Diamondback (in addition to Energen), acreage that is contiguous to such acreage, and several counties in which Energen and Diamondback have acreage, in consideration for Energen’s agreement to reimburse any taxes that might become due under Section 4999 of the Internal Revenue Code in connection with the Merger or a termination of employment thereafter. If applicable, the reimbursement would be paid to the relevant taxing authorities to place the executives in the same after-tax position as if Section 4999 of the Internal Revenue Code did not apply. The amendments would terminate automatically if the Merger Agreement were terminated and the Merger were not consummated. In addition, the Merger Agreement provides that Energen may take actions to mitigate the impact of Sections 280G and 4999 of the Internal Revenue Code on Energen and the executives.

The foregoing description of the amendments to the severance compensation agreements is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of the form of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 14, 2018, the Board of Directors of Energen amended and restated Energen’s By Laws by adding a new Article VIII containing a forum selection provision (the “Amendment”). The Amendment provides that, unless Energen consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Energen, (2) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Energen to Energen or to Energen’s shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (3) any action asserting a claim against Energen or any current or former director or officer or other employee of Energen arising pursuant to any provision of the Alabama Business Corporation Law or Energen’s certificate of incorporation or By Laws (as either may be amended from time to time) or (4) any action asserting a claim related to or involving Energen that is governed by the internal affairs doctrine will be the Circuit Court of Jefferson County, Alabama, Birmingham Division, or in the event that the Circuit Court of Jefferson County, Alabama, Birmingham Division, lacks jurisdiction, the U.S. District Court for the Northern District of Alabama.

The By Laws, as amended and restated, are filed with this Current Report on form 8-K as Exhibit 3.1 and are incorporated by reference herein. The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of the By Laws, as amended by the Amendment.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of August 14, 2018, by and among Diamondback Energy, Inc., Sidewinder Merger Sub Inc. and Energen Corporation.†

3.1	Amended and Restated By Laws of Energen Corporation (as amended and restated through August 14, 2018).

10.1	Form of Amendment, dated as of August 14, 2018, to the Severance Compensation Agreements.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Additional Information and Where to Find it

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Diamondback and Energen. In connection with the proposed transaction, Diamondback intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Diamondback and Energen that also constitutes a prospectus of Diamondback. Each of Diamondback and Energen also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus of Diamondback and/or Energen (if and when available) will be mailed to shareholders of Diamondback and/or Energen, as applicable. INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND ENERGEN ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Diamondback and Energen, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Diamondback will be available free of charge on Diamondback’s website at http://www.diamondbackenergy.com or by contacting Diamondback’s Investor Relations Department by email at IR@Diamondbackenergy.com, alawlis@diamondbackenergy.com, or by phone at 432-221-7467. Copies of the documents filed with the SEC by Energen will be available free of charge on Energen website at http://www.energen.com or by phone at 205-326-2634.

Certain Information Concerning Participants

Diamondback, Energen and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Energen is set forth in Energen’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 22, 2018. Information about the directors and executive officers of Diamondback is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Diamondback or Energen using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that Energen assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the management of Energen. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Diamondback may not approve the issuance of new shares of common stock in the proposed transaction or that shareholders of Energen may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Diamondback’s common stock or Energen’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Diamondback and Energen to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Energen’s control. Additional factors that could cause results to differ materially from those described above can be found in Diamondback’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.diamondbackenergy.com and on the SEC’s website at http://www.sec.gov, and in Energen’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energen’s website at http://www.energen.com and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that Energen believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Energen undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energen CORPORATION

/s/ John K. Molen
John K. Molen
Vice President, General Counsel and Secretary of Energen Corporation

August 15, 2018